

Mail Stop 3561

June 12, 2017

Cathy R. Smith
Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re: Target Corporation**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Response Dated June 8, 2017**
> **File No. 1-6049**

Dear Ms. Smith:

We have reviewed your June 8, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2017 letter.

Items 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We read your response to comment 1. In future filings, if you disclose gross margin, exclusive of depreciation and amortization, within Management's Discussion and Analysis of Financial Condition and Results of Operations, please identify the measure as a non-GAAP financial measure and disclose why management believes the non-GAAP measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products